As filed with the Securities and Exchange Commission on April 13, 2018

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Schedule TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

Morgan Stanley Institutional Fund of Hedge Funds LP

(Name of Subject Company (Issuer))

Morgan Stanley Institutional Fund of Hedge Funds LP

(Names of Filing Persons (Offeror and Issuer))

LIMITED PARTNER INTERESTS

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Kara Fricke, Esq.

Morgan Stanley Investment Management Inc.

522 Fifth Avenue

New York, New York 10036

(212) 296-7947

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with a copy to:

Richard Horowitz, Esq.

DECHERT LLP

1095 Avenue of the Americas

New York, NY 10036

(212) 698-3500

Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee
$70,293,650 (a)	$8,751.56 (b)

(a)	Calculated as the aggregate maximum value of Limited Partner Interests being purchased.
(b)	Calculated at $124.50 per $1,000,000 of the Transaction Valuation.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2), and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or provide the Form or Schedule and the date of its filing.

Amount Previously Paid:	$8,751.56
Form or Registration No.:	Schedule TO
Filing Party:	Morgan Stanley Institutional Fund of Hedge Funds LP
Date Filed:	October 13, 2017

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transactions subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

Introductory Statement

This is the final amendment to the Issuer Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on October 13, 2017 (the “Statement Filing Date”) by Morgan Stanley Institutional Fund of Hedge Funds LP (the “Fund”) relating to an offer to purchase limited partner interests in the Fund (“Interests”) in an amount up to 15% of the net assets of the Fund from limited partners of the Fund (“Limited Partners”) at their net asset value (i.e., the value of the Fund’s assets minus its liabilities, multiplied by the respective proportionate dollar-weighted percentages of the Fund represented by the Interests tendered by Limited Partners) on the terms, and subject to the conditions, set out in the Offer to Purchase and the related Letter of Transmittal. Copies of the Offer to Purchase and the Letter of Transmittal were previously filed as Exhibits B and C to the Statement on the Statement Filing Date.

This final amendment to the Statement is being filed to report the results of the Offer. The following information is furnished pursuant to Rule 13e-4(c)(4) of the Securities Exchange Act of 1934:

1. Limited Partners which desired to tender Interests were required to submit their tenders by 12:00 midnight, Eastern time, on November 14, 2017 (the “Notice Date”). Limited Partners were allowed to withdraw any tenders of their Interests until the Offer expired at 12:00 midnight, Eastern time, on December 27, 2017 (the “Expiration Date”).

2. Certain Limited Partners validly tendered all or some of their respective Interests (as designated by such Limited Partners) as $0 in the aggregate before the Notice Date and did not withdraw such tenders before the Expiration Date. Those tenders were accepted for repurchase by the Fund in accordance with the terms of the Offer.

3. The net asset value of the Interests tendered pursuant to the Offer was calculated as of December 29, 2017 (the “Valuation Date”).

4. The payment of the purchase price of the Interests tendered was made in the form of promissory notes respectively given on December 11, 2017 to the Limited Partners whose tenders were accepted for purchase by the Fund in accordance with the terms of the Offer. There were no submissions of letter of transmittal by the Limited Partners to repurchase of Interests and as a result no payments of repurchase were made to the Limited Partners.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

MORGAN STANLEY INSTITUTIONAL FUND OF HEDGE FUNDS LP

By:	/s/ Noel Langlois

Name:	Noel Langlois
Title:	Chief Financial Officer & Treasurer

Dated: April 13, 2018